Exhibit 99.1

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is made on 4 December 2025 between:

(1)	BELIVE AI STUDIOS PTE. LTD. (Singapore UEN No. 202529171E) a registered company in Singapore with its place of business at 26A Ann Siang Road, #03-00, Singapore 069706 (“BeLive”);

(2)	NewUnivers (South Korea Company Registration No.794-87-02730), a registered company in South Korea with its place of business at #102, 5F, Seonleung-ro 818, Gangnam-gu, Seoul, Korea (“NU”); and

(3)	CHOP CHOP MEDIA SYSTEMS PTE. LTD. (Singapore UEN No. 202408844E), a registered company in Singapore with its place of business at 2 Haig Road #08-515 Haig View Singapore (430002) (“ChopChop Systems”).

(each a “Party” and collectively, the “Parties”).

WHEREAS:

(A)	BeLive is in the business of, inter alia, content and micro drama production, OTT platform development and content distribution services.

(B)	NU is a microdrama production and content distribution company based in South Korea.

(C)	ChopChop Systems is a workflow efficiency technology service provider in the content production space.

(D)	The Parties wish to explore a strategic collaboration relating to the development, production, localization, distribution, and commercialization of content including, without limitation, micro dramas, and to assess the feasibility of building a B2B business for global content distribution supported by workflow efficiency technologies (“the Engagement”). The Parties acknowledge that all discussions under this MOU are exploratory and non-binding..

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THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	EFFECT OF MOU

1.1	Except where specifically provided to the contrary, this MOU does not constitute a binding agreement, and expresses Parties’ mutual intent and understanding with respect to its contents.

2.	TERM OF MOU

1.	Parties are desirous of collaborating in accordance with this MOU for a period of ONE year from the date of execution of this MOU (the “Term”).

2.	THE ENGAGEMENT

1.	During the Term, Parties shall, in good faith and with a view to executing an agreement for the Engagement, with Parties negotiating on terms acceptable to both Parties for any and all matters arising out of and/or in relation to the Engagement.

2.	Areas of Collaboration:

2.1.	Content Co-Production and Joint Resources

2.1.1.	Joint exploration of micro drama concepts, including ideation, script development, casting, production, and post production;

2.1.2.	Cooperative use of each Party’s production strengths, facilities, talent pools, and market insights; and

2.1.3.	Evaluation of co-production opportunities, including resources, for global and regional markets.

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2.2.	Content Distribution

2.2.1.	Assessment of opportunities to distribute each Party’s micro drama catalogue across international platforms;

2.2.2.	Exploration of cross border distribution partnerships leveraging BeLive’s network across Southeast Asia and China, and NewUnivers’s strong connections in South Korea , China and US; and

2.2.3.	Consideration of joint marketing initiatives aimed at expanding the reach of micro drama content globally.

2.3.	B2B Business Development

2.3.1.	Joint feasibility study on building a B2B business ecosystem enabling content owners, brands, producers, and distributors to license micro drama IP;

2.3.2.	Evaluation of workflows, technology requirements, and monetization models; and

2.3.3.	BeLive shall explore contributing technical advisory, engineering capabilities, and infrastructure support, up to US$300,000 subject to internal approvals.

2.4.	Workflow Efficiency Technology

2.4.1.	Explore the use of ChopChop Systems’ workflow technology in BeLive and NU productions;

2.4.2.	Assess the integration of ChopChop Systems technology within production pipelines to streamline production processes; and

2.4.3.	Joint review of pilot use cases to demonstrate workflow improvements, subject to mutually agreed parameters.

2.5.	Possible Equity and Investment Discussions

2.5.1.	The Parties may consider the possibility of BeLive undertaking an equity investment or other strategic participation in NewUnivers;

2.5.2.	Any such discussions will be preliminary, exploratory, and non-binding;

2.5.3.	No Party shall be obliged to proceed with any investment unless and until definitive agreements are negotiated, approved by the respective boards, and executed;

2.5.4.	All investment related matters shall be subject to due diligence, regulatory and internal compliance processes, including BeLive’s obligations as a NASDAQ listed company; and

2.5.5.	Nothing in this MOU shall constitute a commitment, promise, or intention to consummate an investment of any kind.

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2.	COLLABORATION MATERIALS AND OTHER PUBLIC STATEMENTS

2.1.	ALL Parties shall vet and approve all marketing collaterals / materials and other communication materials in whatever tangible form (whether physical, written or electronic form that may be communicated via emails or hosted on websites or other online platforms) relating to any Engagement (collectively, the “Collaboration Materials”), before any release, publication or distribution to the public or any third party.

2.2.	The use of any logos, trademarks, copyright and other intellectual property or proprietary rights of a Party (the “IP Owner Party”) in any Collaboration Materials, shall be subject to the prior written approval of the IP Owner Party and the other Party shall not acquire any rights whatsoever pursuant to the use of any such logos, trademarks, copyright and other intellectual property or proprietary rights of the IP Owner Party in any Collaboration Materials.

2.3.	A Party agrees that it shall not, in all forms of media (including any online or social media platforms), represent the other Party in any way and/or allude or seek to allude to their relationship by virtue of this MOU to any third party or organization (including public agencies) without the prior written approval of the other Party.

2.4.	This Clause 4 shall be legally binding, and shall survive the expiry or termination of this MOU.

3.	CONFIDENTIALITY

3.1.	“Confidential Information” in this Clause 5 shall refer to any confidential or proprietary information in any form acquired by a Party (the “Receiving Party”) relating to or disclosed by the other Party (the “Disclosing Party”) arising out of and/or in relation to this MOU, which should be reasonably regarded as possessing a quality of confidence, but shall not include information which:

(a)	the Receiving Party develops independently, or was known / disclosed to the Receiving Party without any breach of agreement or any other legal obligations;

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(b)	is or becomes publicly available without any default or neglect of the Receiving Party;

(c)	is released for disclosure with the written consent of the Disclosing Party; or

(d)	is required to be disclosed by law or under an order from a court of competent jurisdiction, in which case the Receiving Party shall give the Disclosing Party prompt prior written notice before such disclosure is made so that the Disclosing Party is given an opportunity to object to such disclosure.

3.2.	A Receiving Party shall not use or otherwise disclose or release any Confidential Information that it acquires in the course of or pursuant to this MOU to any third party.

3.3.	A Receiving Party shall take all reasonable precautions in dealing with any Confidential Information it acquires so as to prevent any unauthorized persons from having access to such Confidential Information.

3.4.	This Clause 5 shall be legally binding, and shall survive the expiry or termination of this MOU.

6.	PERSONAL DATA

6.1.	Parties agree that there will be no exchange, disclosure or any other handling of personal data (as defined by the prevailing provisions in the Personal Data Protection Act 2012 of Singapore) between Parties in connection with this MOU.

7.	TERMINATION

7.1.	Any Party may at any time during the Term, terminate this MOU by giving the other Party one (1) month prior notice in writing, save that such termination shall not affect any ongoing projects, events and initiatives and/or binding contracts already entered into (which shall continue or otherwise terminate in accordance with the provisions of such contracts or as otherwise mutually agreed on by the relevant parties thereto, as the case may be).

8.	GOVERNING LAW

8.1.	This MOU shall be governed by and construed in all respects in accordance with the laws of Singapore. Parties agree to submit to the exclusive jurisdiction of the Singapore Courts.

8.2.	This Clause 8 shall be legally binding, and shall survive the expiry or termination of this MOU.

9.	VALIDITY OF CLAUSES

9.1.	Any clause deemed not binding in this MOU shall not affect the validity of such other clauses which are binding in this MOU.

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IN WITNESS WHEREOF the Parties have duly executed this MOU on the day and year first hereinbefore mentioned.

/s/ Latif Sim		/s/ Ryan Jeong
Name:	Latif Sim	Name:	Ryan Jeong
Designation: Executive Director For and on behalf of BELIVE AI STUDIOS PTE. LTD. Date:		Designation: CEO & Founder For and on behalf of NewUnivers Date:

/s/ Kevin Ho
Name:	Kevin Ho
Designation: Founder & CEO For and on behalf of CHOP CHOP MEDIA SYSTEMS PTE. LTD. Date:

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